April 14, 2015

VIA COURIER AND EDGAR

Re:	PJT Partners Inc.
Registration Statement on Form 10 File No. 001-36869

Christian Windsor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Windsor:

On behalf of PJT Partners Inc., we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 to the above-referenced Registration Statement, marked to show changes from the Registration Statement as filed on March 4, 2015. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your March 31, 2015 comment letter regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1 to the Registration Statement.

The Blackstone Group LP

345 Park Avenue New York NY 10154

T 212 583 5000  F 212 583 5749

www.blackstone.com

SECURITIES AND EXCHANGE COMMISSION	2	April 14, 2015

Risk Factors

Our Revenue and profits are highly volatile on a quarterly basis… page 35

1.	Revise this section to quantify the extent to which you have not been able to collect on a portion of the fees recognized during each of the prior two years.

PJT Partners has revised its disclosure on page 36 to quantify the extent to which it was unable able to collect on a portion of the strategic advisory and placement fees recognized in 2014 and 2013.

Following the consummation of the spin-off, we will not be able to rely… page 44

2.	Please tell us, with a view towards revised disclosure, whether you believe that your intracompany transfer pricing for working capital was likely to be less than the cost of financing under the revolving credit facility.

PJT Partners advises the Staff that Blackstone has historically provided financing to it at rates consistent with those under Blackstone’s revolving credit facility, which PJT Partners believes are not representative of the cost of financing that PJT Partners will incur as a stand-alone company. Accordingly, PJT Partners expects to incur higher debt servicing costs on its new indebtedness than it would have incurred otherwise as a subsidiary of Blackstone and/or not have access to other less expensive sources of capital from short-term debt markets. PJT Partners has enhanced its risk disclosure on page 44 to this effect.

Capitalization, page 71

3.	The amounts presented in the “Actual” column as presented on page 71 do not appear to accurately reflect the capitalization of PJT Partners, Inc. Please revise your presentation accordingly to start with the “Actual” capitalization of the registrant in the beginning column. Further, revise your narrative to more clearly disclose the adjustments made to the balances presented in the “Pro Forma” column, providing footnote disclosure here as appropriate to more fully explain the differences from actual.

The capitalization table on page 71 has been revised to include the “Actual” capitalization of PJT Partners Inc., the registrant, in addition to the “Actual” capitalization of PJT Partners. In addition, the presentation on pages 71 and 72 has been revised to provide footnote disclosure to more clearly disclose the adjustments made to the balances presented in the actual column.

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Selected Historical Financial and Other Data, page 72

4.	We note that you present adjusted net income and pro forma adjusted net income here as well as on page 89; however, you did not include actual pro forma net income in these presentations. It does not appear appropriate to present non-GAAP measures adjusting the pro forma metrics without first presenting the Article 11 metric. Your presentation also does not appear to appropriately reflect the impact of non-controlling interests. Revise accordingly so as not to give undue prominence to the non-GAAP measures and to more clearly label them as non-GAAP. Refer to Item 10(e)(1)(1)(A) of Regulation S-K.

In response to the Staff’s comment, PJT Partners has removed non-GAAP financial measures from the “Selected Historical Financial Data” presentation on page 73 and the combined results of operations table on page 88. In addition, PJT Partners has made additional revisions to its presentation of adjusted net income and pro forma adjusted net income throughout the Registration Statement so as not to give undue prominence to and more clearly label these non-GAAP financial measures.

With regard to reflecting the impact of non-controlling interests, PJT Partners advises the Staff that the historical financial statements of PJT Partners do not include non-controlling interests. The non-controlling interests will be included prospectively upon successful execution of the spin-off. PJT Partners advises the Staff, however, that its unaudited pro forma combined financial statements will be updated in a subsequent pre-effective amendment to present the pro forma non-controlling interests once more information is available.

Unaudited Pro Forma Condensed Combined Financial Statements, page 74

5.	Your footnote (g) does not provide enough information about the calculation and co-relationship between adjustments on the pro forma income statement and pro forma balance sheet or the basis for the adjustments at either location. To the extent that you are giving effect to the arrangement with Blackstone whereby Blackstone will retain the severance costs of former employees as referenced on page 128, clearly disclose that fact, and clearly disclose how the balance sheet adjustments were computed.

PJT Partners advises the Staff that the adjustments to the unaudited pro forma combined financial statements described in footnote (g) give effect to the arrangement with Blackstone discussed in “Certain Relationships and Related Party Transactions—Agreements with Blackstone Related to the Spin-Off—Employee Matters Agreement,” pursuant to which Blackstone will retain the severance costs of former employees. PJT Partners has enhanced the disclosure on page 80 to so indicate, as well as to clearly disclose how the adjustments to the pro forma statement of operations and pro forma statement of financial condition were computed.

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6.	Revise footnotes (i) and (k) to present the calculations behind these adjustments for taxes.

In response to the Staff’s comment, PJT Partners has revised footnotes (i) and (k) on page 81 to present the calculation behind the adjustments to Provision for Taxes and the Deferred Tax Asset. PJT Partners advises the Staff that information regarding the percentage of this adjustment allocable to PJT Partners will be disclosed in a subsequent pre-effective amendment to the Registration Statement along with the effective income tax rate once more information is available.

Adjusted Net Income, page 81

7.	Revise this section of your Notes to Unaudited Pro Forma Combined Financial Statements to address the following:

•	Revise to omit the “pro forma as adjusted” earnings per share information from your presentation.

•	Consider moving this section to your non-GAAP reconciliation within the MD&A, and revise your presentation so as not to present a complete non-GAAP statement of operations. While in certain circumstances you are allowed to reconcile a non-GAAP measure to a pro forma measure, including a full non-GAAP statement of operations within your Article 11 pro forma section appears potentially confusing to investors and gives undue prominence to the non-GAAP presentation.

In response to the Staff’s comment, PJT Partners has moved its presentation of pro forma Adjusted Net Income to a reconciliation to pro forma adjusted Net Loss on page 91 within the MD&A section and, in response to the Staff’s comments, made a number of revisions to such presentation, including to eliminate the presentation of “pro forma as adjusted” earnings per share information.

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Management’s Discussion and Analysis of Financial Condition

Our Business, page 84

8.	In order for your investors to better understand the operation of your funds advisory services group, please provide additional detail on how Park Hill Group is paid for its services. In particular, does Park Hill receive payments based upon the investment by the client, or by arranging for a client to invest with a particular fund? Similarly, please discuss the number of clients that Park Hill advised during the 2013 and 2014 periods and whether any client for group of clients accounted for more than 10% of your fee income. Also, please clarify the extent to which Park Hill’s revenues reflect fees paid for placing client funds with Blackstone investment vehicles, or by placing the funds of Blackstone’s clients with other investment vehicles.

In response to the Staff’s comment, PJT Partners has enhanced the disclosure on page 85 to provide additional detail on how Park Hill Group is paid for its services. PJT Partners advises the Staff that no single client of PJT Partners accounted for more than 10% of its revenues for the years ended December 31, 2014 or 2013, and PJT Partners has added disclosure to such effect on pages 34 and 100. In addition, PJT Partners advises the Staff that from time to time Park Hill Group serves as an advisor to funds managed by Blackstone. Revenue from such assignments in 2014 and 2013 was less than 10% of PJT Partners’ total revenue for such periods and PJT Partners has revised page 85 to so clarify. In addition, in response to the Staff’s comment, PJT Partners has enhanced the disclosure on page 85 to include information regarding the total number of clients of PJT Partners in each of the prior two years, as well as the total number of clients that paid fees equal to or greater than $1.0 million in such periods.

9.	On page 86, as well as in the Risk Factors, you state that your strategic advisory services, as well as your restructuring advisory services are dependent upon a successful completion of the transaction. In order for investors to better understand the impact of transactions on your earnings, please provide disclosure about the number and size of the transactions entered into during each of the prior two years, as well as the number that closed during that period.

In response to the Staff’s comment, PJT Partners has included disclosure on page 85 regarding the total number of fee-generating clients in each of the prior two years, as well as the total number of clients that paid fees equal to or greater than $1.0 million in such periods. In addition, as noted in response to the Staff’s comment 12 below, PJT Partners has also included disclosure on pages 88 and 89 regarding the total number of fee-generating clients for each period, the total number of clients that generated fees equal to or greater than $1 million and the percentage of total revenue attributable to the ten largest transactions in each period. PJT Partners respectfully submits that such information is more material to an investor’s understanding of its results than the number and size of transactions entered into by particular business lines of PJT Partners.

Key Financial Measure – Adjusted Net Income, page 88

10.	You disclose here that “PJT Partners considers Adjusted Net Income as its key financial measure.” Revise this heading, this statement, the ordering of data in the table here, and similar statements throughout your document so as not to give undue prominence to non-GAAP measures. Refer to Item 10(e)(1)(1)(A) of Regulation S-K.

In response to the Staff’s comments, PJT Partners has made a number of revisions to the presentation of Adjusted Net Income on page 87 and elsewhere throughout the Registration Statement so as not to give undue prominence to non-GAAP financial measures.

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Combined Results of Operations, page 89

11.	Revise your table here as well as your discussion of comparative periods to separately report your strategic advisory fees from your placement fees for each period presented. Consider separately quantifying your upfront placement fees from your installment placement fees, or explain why you do not believe such information is meaningful.

PJT Partners respectfully submits that the separate presentation of strategic advisory fees and placement fees would not provide information material to an investor’s understanding of its results and could in fact lead to investor confusion and possibly be misleading. As disclosed in the Registration Statement, in addition to placement fees, Park Hill Group earns secondary advisory fees, which are generally payable upon the successful completion of a transaction. Accordingly, the separate presentation of strategic advisory fees and placement fees would demand bifurcating the revenues of Park Hill Group between these two categories. The result would be one measure, placement fees, which would not facilitate an understanding of Park Hill Group because of the exclusion of a portion of its revenues and another measure, strategic advisory fees, which would not facilitate an understanding of the strategic advisory and restructuring and reorganization businesses because of the inclusion of Park Hill Group revenues. Moreover, PJT Partners believes this presentation is likely to lead to confusion as many investors may intuitively expect placement fees to include all of the revenues of Park Hill Group and thus misconstrue the presentation in a manner that understates the contribution of Park Hill Group to its results.

In addition, PJT Partners respectfully advises the Staff that it does not believe that separately quantifying its upfront placement fees from its installment fees would provide meaningful information to investors. As noted in response to the Staff’s comment 16 below, upfront placement fees do not comprise a meaningful component of PJT Partners’ placement fee revenues. Upfront fees, which are separately negotiated for each engagement, have increasingly been eliminated from more recent placement fee arrangements, comprising less than one percent of PJT Partners’ placement fee revenues in each of 2014 and 2013. PJT Partners has added disclosure regarding the decline in upfront fees to page 85.

12.	Revise your discussion of the changes in revenues to more clearly disclose the reasons for the changes and the extent to which the change in revenue was due to changes in rates versus volume of business conducted for each period presented. Specifically, in addition to the inception to date information disclosed on page 1, provide similar information for each period presented in order to better explain the revenue fluctuations between periods.

PJT Partners advises the Staff that the fees it earns vary from assignment to assignment generally in correlation to the size, complexity and nature of the particular services and advice rendered. PJT Partners does not believe, however, that changes in revenue during the periods presented were attributable to any general increase or decrease in the rates for comparable transactions.

SECURITIES AND EXCHANGE COMMISSION	7	April 14, 2015

In order to more clearly disclose the reasons for the changes in revenues and the impact of changes in the volume of business conducted for each period presented, PJT Partners has enhanced its disclosure on pages 88 and 89 to present for each period the total number of fee-generating clients for each period, as well as the number of clients that generated fees equal to or greater than $1 million, and the percentage of total revenue attributable to the ten largest transactions in each period.

Adjusted Net Income, page 91

13.	Revise to omit your alternative statement of operations presentation on page 91. Substantially all the line items from your actual GAAP Statement of Operations presentation are included here and are labeled with same GAAP line item titles, which could be potentially confusing and gives undue prominence to these non-GAAP measures. Additionally, consider eliminating the discussion of the fluctuations in the adjustment line items on pages 92-93.

PJT Partners advises the Staff that while it believes such presentation is helpful to investors, it does not wish to give undue prominence to non-GAAP financial measures. In response to the Staff’s comment, PJT Partners has omitted the alternative statement of operations presentation and has replaced it on page 90 with a reconciliation of adjusted net income to Net Income (Loss) Attributable to PJT Partners, its most directly comparable GAAP measure. PJT Partners has also eliminated the discussion of the fluctuations in the adjustment line items in this reconciliation.

14.	Footnote (b) to the table on page 92 explains that the adjustment adds back amounts for transaction-related charges which include principally equity-based compensation charges associated with Blackstone’s initial public offering special equity awards from reissued initial public offering units and severance. Please address the following regarding these disclosures:

•	Given the difference in the nature of these costs, consider separately quantifying the amounts related to equity-based awards versus severance costs as separate adjustments or separately within footnote (b).

In response to the Staff’s comment, PJT Partners has revised the disclosure within footnote (b) (which has been renumbered footnote (a)) on pages 90 and 91 to separately quantify the amounts related to equity-based awards versus severance costs.

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•	More clearly explain the nature of the severance amounts, including the underlying events or agreements, including any agreements covering reimbursement from Blackstone for these amounts.

PJT Partners advises the Staff that the severance amounts that were included in the 2014 reported number were determined based upon the severance plan that Blackstone has formulated with respect to employees who will be terminated by Blackstone and who will not join PJT Partners. The number shown for 2014 includes $14.6 million for cash-based severance payments and $5.2 million for equity-based severance payments. The cash severance amount is based on Blackstone’s plan to provide departing employees with 50% of their 2014 total cash compensation amount. The equity amount is based on accelerated vesting of certain equity awards held by terminated employees. PJT Partners has revised the disclosures on page 90 and 91 to so clarify.

•	Given that the vast majority of these equity-based awards appear to represent recurring expenses related to current service or performance requirements and in light of your disclosure on page 128 and pro forma adjustment (f) on page 79 to increase the expense related to these awards by $27 million, tell us how you determined this adjustment is meaningful and appropriate considering the recurring nature of these expenses.

PJT Partners respectfully advises the Staff that the vast majority of these equity-based awards represent the equity units received by partners of Blackstone at the time of Blackstone’s initial public offering (“IPO”) in exchange for their existing ownership interests in Blackstone. In order to retain the expertise and knowledge of these individuals after the IPO, performance vesting requirements were attached to the receipt of these equity interests. These awards vested or will vest in the period from 2007 until 2015. It is expected that the vast majority of these awards will be fully vested at the time the spin-off is completed. As these awards represent payment for prior existing ownership interests, and as the associated expense is not expected to recur in periods after 2015, PJT Partners believes that presentation of a non-GAAP financial measure that excludes the expense associated with their vesting provides useful insights into the results of the business in the periods presented.

With regard to pro forma adjustment (f), PJT Partners advises the Staff that the increase in expense of $27.7 million in such adjustment reflects incremental compensation expense related to the revised equity compensation plan of PJT Partners.

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•	To the extent you are able to support that this adjustment is appropriate and meaningful, revise to more clearly explain how you determined it is useful to investors to eliminate equity-based compensation from a performance metric which is accruing to the periods presented specifically because of the pertinent current period service and performance requirements. Refer to Item 10(e)(1)(1)(C) and (D) of Regulation S-K.

PJT Partners has revised the disclosures in footnote (b) (which has been renumbered footnote (a)) on pages 90 and 91 to more clearly explain how it is useful to investors to eliminate the equity-based compensation associated with Blackstone’s initial public offering, the special equity awards from reissued initial public offering units and severance.

•	For the amounts related to equity-based awards granted under your 2007, revise your descriptions here and elsewhere in your discussions of these non-GAAP adjustments to more clearly identify the fact that the compensation expense reflected in this adjustment was recorded in the period presented due to vesting and performance requirements for that respective period instead of implying that the grant was a “transaction-related charge” specifically related to the 2007 initial public offering event itself. Revise this footnote to acknowledge the information provided on page 128 which indicates that you will continue to incur these costs for these or similar awards after the spin-off as well as to acknowledge the arrangements supporting pro forma adjustment (f) amounting to an additional charge of $27 million as described on page 79.

In response to the Staff’s comment, PJT Partners has revised the disclosures in footnote (b) (which has been renumbered footnote (a)) on pages 90 and 91 to more clearly state that the compensation expense reflected in this adjustment was recorded in the period presented due to vesting and performance requirements for that respective period. PJT Partners has also revised the disclosures in footnote (a) to indicate that it expects to incur incremental costs for similar equity-based awards after the spin-off and to acknowledge the arrangements supporting pro forma adjustment (f).

Regulatory Capital, page 94

15.	Revise this section to provide quantification of the various regulatory capital requirements to which you are subject including a separate quantification of regulatory requirements in or any liquidity reserves held in foreign jurisdictions. Clearly disclose how these respective restrictions affect your availability of funds for domestic and parent-level purposes.

PJT Partners advises the Staff that Park Hill Group LLC, which is currently a subsidiary of Blackstone, is an entity registered as a broker-dealer with the SEC that will become a subsidiary of PJT Partners upon consummation of the spin-off. In response to the Staff’s comment, PJT Partners has enhanced the “Regulatory Capital”

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disclosure on page 93 to include a discussion of the regulatory capital requirements to which Park Hill Group LLC is subject and to present the net capital of Park Hill Group LLC as of December 31, 2014 and December 31, 2013.

PJT Partners further advises the Staff that no other Blackstone subsidiary that is currently subject to regulatory capital requirements will be contributed to PJT Partners in connection with the spin-off. In connection with the spin-off, however, PJT Partners will acquire from Mr. Taubman and the other selling holders of equity interests in PJT Capital LP, PJT Partners LP, which is registered as a broker-dealer with the SEC. PJT Partners anticipates that from and after the consummation of the spin-off, its domestic Strategic Advisory and Restructuring and Reorganization businesses will be conducted through PJT Partners LP. In addition, PJT Partners expects that following the consummation of the spin-off, it will also conduct certain activities through a newly-formed subsidiary licensed with the United Kingdom’s Financial Conduct Authority, as well as a newly-formed subsidiary licensed with the Hong Kong Securities and Futures Commission. In response to the Staff’s comment, PJT Partners has enhanced the “Regulatory Capital” disclosure on page 93 to include a discussion of the various regulatory capital requirements to which PJT Partners LP and these newly-formed subsidiaries will be subject.

PJT Partners further advises the Staff that it does not anticipate that compliance with any and all such regulatory capital requirements will materially adversely impact the availability of funds for domestic and parent-level purposes, and PJT Partners has revised the disclosure on page 93 to so clarify.

Critical Accounting Policies, page 94

Revenue Recognition, page 95

16.	Tell us and revise your discussion of placement fees to more clearly explain the difference in the nature of the upfront placement fees versus the installment fees which you disclose on page F-20 are generally paid over a period of four years.

•	Clearly identify the typical period over which the upfront fees are earned.

PJT Partners advises the Staff that upfront placement fees do not comprise a meaningful component of its placement fee revenues. Upfront fees, which are separately negotiated for each engagement, have increasingly been eliminated from more recent placement fee arrangements, comprising less than one percent of PJT Partners’ placement fee revenues in each of 2014 and 2013. PJT Partners has revised the disclosure on page 94 to such effect. Given the relative immateriality of such upfront fees, PJT Partners respectfully submits that disclosure concerning the typical period over which they are earned will not be meaningful to investors.

SECURITIES AND EXCHANGE COMMISSION	11	April 14, 2015

•	Clearly identify when your performance obligations are met for your upfront placement fees versus your installment placement fees.

As noted above, PJT Partners advises the Staff that its more recent placement fee arrangements have increasingly eliminated upfront fees and that such fees comprised less than one percent of its placement fee revenues in each of 2014 and 2013. In response to the Staff’s comment, PJT Partners has revised the disclosure on page 94 to clarify when its performance obligations are met for its installment placement fees.

•	Clarify whether you typically earn both upfront and installment fees on a placement arrangement for a single fund or if placement fee arrangements for a given fund are typically either upfront or installment but not both.

As noted above, PJT Partners advises the Staff that its more recent placement fee arrangements have increasingly eliminated upfront fees and that such fees comprised less than one percent of its placement fee revenues in each of 2014 and 2013. PJT Partners supplementally advises the Staff, however, that placement fee arrangements with a given fund that provide for an upfront fee generally also include an installment fee arrangement as well.

•	Revise this section or your Business section to more clearly explain how these placement contracts work in the operational sense, including the extent to which there are multiple closings for interim funding events and how revenue recognition is tied to those interim funding events.

In response to the Staff’s comment, PJT Partners has enhanced the disclosure on page 94 to include the following:

“Placement fees are generally earned on the acceptance of capital commitments for closed-end fund arrangements or earned based on net asset value (“NAV”) for hedge fund structures. For commitment based fees, revenue is recognized as commitments are accepted (referred to as a “closing”). Fees for such closed-end fund arrangements are generally paid in quarterly installments over three or four years, and interest is charged at an agreed upon rate (typically LIBOR plus a market-based margin). For funds with multiple closings, each closing is treated as a separate performance obligation. As a result, we recognize revenue at each closing as our performance obligations are fulfilled. For hedge fund structures, our placement fee is calculated as a percentage of a placed investor’s month end net asset value. Typically, we earn fees for such hedge fund structures over a 48 month period. For these arrangements, revenue is recognized monthly as the amounts become fixed and determinable.”

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17.	For the nonrefundable upfront placement fees, clearly explain how you determined that the straight-line method is necessarily more representative of your progress in raising capital for those funds compared to the percentage of completion or milestone completion method.

As noted above in response to the Staff’s comment 16, nonrefundable upfront placement fees do not comprise a meaningful component of placement fee revenues, comprising less than one percent of PJT Partners’ placement fee revenues in each of 2014 and 2013. PJT Partners believes there is no meaningful difference from the amounts that would have been recognized using a different methodology than straight-line.

Business, page 100

18.	You state that since 1985 your strategic advisory and business has advised on $580 billion in M&A transactions. Similarly, you state that since Mr. Taubmann left Morgan Stanley his firm has advised on transactions values at $240 billion, and that Mr. Taubman was ranked 14th on the global M&A advisory league tables in 2014 and 2013. Please revise this section to provide investors with a better picture of the combined performance of the strategic advisory businesses that will be transferred to PJT over the past two years.

In response to the Staff’s comment, PJT Partners has enhanced the disclosure on pages 1 and 99 to include additional disclosure regarding the value of announced M&A transactions advised on by PJT Partners and PJT Capital on a combined basis over the past two years.

19.	Please revise your disclosure to clarify if Mr. Taubman, the strategic advisory business or the restructuring business were reliant on any transaction, or any client, for more than 10% of the fees generated in either 2013 or 2014.

PJT Partners advises the Staff that there was no single transaction or client in 2013 or 2014 the fees from which were equal to 10% or more of its revenues for such periods, and PJT Partners has revised the disclosure on page 100 to so clarify. PJT Partners respectfully advises the Staff that it acknowledges and will continue to comply with the disclosure requirements of Item 101(c)(7) of Regulation S-K in its future filings with the SEC, including in respect of periods where its consolidated revenues will reflect the combined results of the businesses of PJT Partners and Mr. Taubman.

In response to the Staff’s comment, PJT Partners has also enhanced the risk disclosure on page 34 to include the following:

“The composition of the group comprising our largest clients varies significantly from year to year, and a relatively small number of clients may account for a significant portion of our consolidated revenues in any given period. As a result, our operating results, financial condition and liquidity may be significantly

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affected by the loss of a relatively small number of mandates or the failure of a relatively small number of assignments to be completed. However, no client accounted for more than 10% of our revenues for the years ended December 31, 2014, 2013 or 2012.”

Industry Trends, page 103

20.	We note your disclosure that merger and acquisition activity was up substantially in 2014, after remaining largely flat in over the prior five year period. We also note press coverage in the first quarter of 2015 that indicated that banks are under increased regulatory scrutiny into loans to finance acquisitions. Please revise this section to provide a balanced view of the current state of the mergers and acquisition market.

In response to the Staff’s comment, PJT Partners has revised the disclosure regarding mergers and acquisition activity on pages 4 and 5 and page 102 to provide a more balanced view of the current state of the mergers and acquisition market, including with regard to the impact of guidance recently directed to regulated banking institutions with regard to leveraged lending practices.

Management

Director Compensation, page 112

21.	If you are able to identify the selection criteria that you plan to use to select the members of the Board for PJT, please revise this section to provide investors with additional guidance.

PJT Partners has expanded the disclosure on page 111 to include a discussion of the selection criteria and process that it anticipates the Nominating and Corporate Governance Committee will use in identifying and recommending nominees for election to the Board of Directors of PJT Partners.

Certain Relationships and Related Party Transactions

Agreements with Blackstone Related to the Spin-Off

Transition Services Agreement, page 130

22.	Please state which services Blackstone and its affiliates will be providing to PJT during the transition period and state the expected duration of these services. Additionally, please explain if PJT will be compensating Blackstone for the services.

PJT Partners has revised the disclosure on pages 128 and 129 to identify the services that Blackstone will be providing to PJT Partners during the transition period, the expected duration of these services and to indicate that PJT Partners will compensate Blackstone for the services utilized.

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Registration Statement on Form 10

23.	This registration statement omits a significant amount of information that you intend to add at a later date. For instance, you leave out the percentage of voting power that Mr. Taubman will retain after the spinoff. Similarly, you have not filed a number of key agreements, including the Separation and Termination agreements. Please include this information in the Form 10 as you are able to facilitate the completion of our review of the registration statement.

PJT Partners acknowledges the Staff’s comment and confirms that it will provide in a subsequent pre-effective amendment the information that has been left blank in the Registration Statement. In addition, PJT Partners will file all required exhibits, including the form of Separation Agreement and the Transaction Agreement, in one or more future pre-effective amendments. PJT Partners understands that the Staff requires a reasonable amount of time for review.

Exhibits, page ii

24.	We note your disclosure regarding the fact that you intend to enter into a revolving credit facility as part of the spin-off. Please provide us with your analysis as to why the credit facility agreement is not a material contract under Item 601(b)(10) of Regulation S-K.

PJT Partners advises the Staff that it anticipates filing the form of credit agreement that will govern its revolving credit facility with a subsequent pre-effective amendment. PJT Partners has revised the exhibit list on page iii accordingly. PJT Partners understands that the Staff requires a reasonable amount of time for review.

*    *    *    *    *

As requested by the Staff, PJT Partners acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to call me at 212-583-5205 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Laurence A. Tosi

Chief Financial Officer

cc:	Securities and Exchange Commission
Kevin Vaughn
Svitlana Sweat
Michael Killoy, Esq.

cc:	The Blackstone Group L.P. John G. Finley, Esq.

cc:	Simpson Thacher & Bartlett LLP Joshua Ford Bonnie, Esq.